Exhibit 99.1

AMENDMENT NO. 2
RAPID7, INC.
2015 EQUITY INCENTIVE PLAN

1.       This Amendment No. 2 (this “Amendment”) of the Rapid7, Inc. 2015 Equity Incentive Plan (as amended from time to time, the “Equity Plan”) of Rapid7, Inc., a Delaware corporation (the “Company”) dated as of March 25, 2026 (the “Amendment Effective Date”), amends the Equity Plan, and is made pursuant to Section 2 of the Equity Plan.

2.       Unless otherwise expressly provided for in this Amendment, all capitalized words or phrases or other defined terms used in this Amendment will have the same meaning ascribed to them in the Equity Plan.

3.       As of the Amendment Effective Date, Section 3(f) of the Equity Plan shall be amended and restated in its entirety as follows:

“Inducement Share Pool. This subsection 3(f) will apply with respect to an additional 4,500,000 shares of Common Stock reserved under this Plan by action of the Board (or a committee thereof) to be used exclusively for the grant of Inducement Awards in compliance with NASDAQ Listing Rule 5635(c)(4) (the “Inducement Shares”), which amount includes 1,500,000 shares of Common Stock which were issuable under this Subsection 3(f) prior to the adoption of Amendment No. 2 (of which 129,617 were available for issuance as of March 25, 2026). Notwithstanding anything to the contrary in this Plan, an Inducement Award may be granted only to an Employee who has not previously been an Employee or a non-Employee Director of the Company or an Affiliate, or following a bona fide period of non-employment, as an inducement material to the individual’s entering into employment with the Company within the meaning of Rule 5635(c)(4) of the NASDAQ Listing Rules. In addition, notwithstanding any other provision of the Plan to the contrary, all such Inducement Awards must be granted by a Committee consisting of the majority of the Company’s independent directors or the Company’s independent compensation committee, in each case in accordance with NASDAQ Listing Rule 5635(c)(4). For purposes of clarity, the Inducement Shares that may be awarded under this subsection 3(f) shall be in addition to and shall not reduce the Share Reserve. The shares of Common Stock underlying any Inducement Awards that are forfeited, canceled, held back upon exercise of an Inducement Award or settlement of an Inducement Award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Common Stock or otherwise terminated (other than by exercise or settlement) shall be added back to the Inducement Shares available for grant under this subsection 3(f), but shall not be added back to the Share Reserve.”

4.       Except as expressly provided for in this Amendment, the Equity Plan and its terms and conditions shall remain in full force and effect and unchanged by this Amendment. The laws of the State of Delaware will govern all questions concerning the construction, validity and interpretation of this Amendment, without regard to that state’s conflict of laws rules.